Exhibit 99.1

STONECO LTD. ANNOUNCES ANY AND ALL BOND CASH TENDER OFFER AND CONSENT SOLICITATION

GEORGE TOWN, Grand Cayman, July 1, 2024– StoneCo Ltd. (Nasdaq: STNE, B3: STOC31) (“StoneCo” or the “Company”) announces that it has commenced today a cash tender offer (the “Tender Offer”) to purchase any and all of its outstanding 3.950% senior notes due 2028 (the “Notes”). The repurchase is part of Stone’s ongoing liability management strategy.

In connection with the Tender Offer, the Company is also soliciting consents (the “Consents”) from registered holders (each, a “Holder” and, collectively, the “Holders”) of the Notes (the “Consent Solicitation”) to proposed amendments to the indenture governing the Notes (the “Indenture”), providing for, among other things, the elimination of substantially all of the restrictive covenants, various events of default and related provisions contained in the Indenture, as well as allowing the Company to replace itself as principal debtor in respect to the Notes. The Tender Offer and the Consent Solicitation are being made upon the terms and subject to the conditions set forth in an offer to purchase and consent solicitation statement dated July 1, 2024 (the “Offer to Purchase and Consent Solicitation”).

The following table summarizes the material pricing terms of the Tender Offer:

Notes	CUSIP and ISIN Numbers	Principal Amount Outstanding	Tender Offer Consideration(1)	Early Tender Consideration(1)(2)	Total Consideration(1)(3)
3.950% Senior Notes due 2028	CUSIP: 861787 AA7 / G85158 AA4 ISIN: US861787AA77 / USG85158AA43	US$500,000,000	US$850.00	US$30.00	US$880.00

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(1)	Per US$1,000 principal amount of Notes validly tendered (and not validly withdrawn) and accepted for purchase by us. Excludes Accrued Interest (as defined in the Offer to Purchase and Consent Solicitation) to be paid to the Holders.

(2)	Payable only to Holders who validly tender Notes at or prior to the Early Tender Deadline (and do not validly withdraw their tender). Included in the Total Consideration.

(3)	The Total Consideration equals the Tender Offer Consideration plus the Early Tender Consideration.

Tender Offer and Consent Solicitation Timeline

The Tender Offer and the Consent Solicitation will expire immediately after 5:00 p.m., New York City time, on July 30, 2024, unless extended or earlier terminated by the Company (the “Expiration Time”). Holders may participate in the Tender Offer and the Consent Solicitation by validly tendering and not validly withdrawing their Notes at or prior to 5:00 p.m., New York City time, on July 15, 2024 unless extended (the “Early Tender Deadline”). In this case, Holders will be deemed to have validly tendered their Notes and delivered their Consent related to the Notes and will be eligible to receive the Total Consideration, which includes the Early Tender Consideration. Holders may also participate in the Tender Offer and Consent Solicitation by validly tendering Notes and delivering their Consent after the Early Tender Deadline and at or prior to the Expiration Time, but they will be eligible to receive only the Tender Offer Consideration (as defined in the Offer to Purchase and Consent Solicitation), which excludes the Early Tender Consideration. In addition to the Tender Offer Consideration or the Total Consideration, as the case may be, Holders whose Notes are accepted for purchase pursuant to the Tender Offer and Consent Solicitation will also receive Accrued Interest.

Notes tendered in accordance with the Tender Offer and Consent Solicitation may be withdrawn and Consents delivered may be revoked at any time at or prior to 5:00 p.m., New York City time, on July 15, 2024, unless extended (the “Withdrawal Deadline,” which prior to any extension of any Early Tender Deadline shall be the same date as the initial Early Tender Deadline). Holders of the Notes may not tender their Notes without also delivering their Consent to the Proposed Amendments and vice versa.

The Early Settlement Date, if it occurs, is expected to be on two business days immediately after the Early Tender Deadline in respect of the Tender Offer and Consent Solicitation. It is anticipated that the Early Settlement Date, if it occurs, will be on or around July 17, 2024. If the Early Settlement Date occurs, payment for the Notes that are validly tendered and not validly withdrawn after the Early Tender Deadline and prior to or at the Expiration Time and that are accepted for purchase will be made on the Final Settlement Date. If no Early Settlement Date occurs, then payment for all the Notes that are validly tendered and not validly withdrawn at any time prior to the Expiration Time and that are accepted for purchase will be made on the Final Settlement Date. It is anticipated that the Final Settlement Date will be on or around July 31, 2024.

The Company will pay a soliciting broker fee of US$2.50 for each US$1,000 principal amount of the Notes that are validly tendered and accepted for purchase pursuant to the Tender Offer and Consent Solicitation to retail brokers that are appropriately designated by their tendering Holder clients to receive this fee; provided that such fee will only be paid with respect to tenders by Holders whose aggregate principal amount of Notes is US$250,000 or less.

The consummation of the Tender Offer and the Consent Solicitation is subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in the Offer to Purchase and Consent Solicitation.

Copies of the Offer to Purchase and Consent Solicitation are available to Holders from D.F. King & Co., Inc., the tender agent and the information agent for the Tender Offer and the Consent Solicitation (the “Tender and Information Agent”). Requests for copies of the Offer to Purchase and Consent Solicitation should be directed to D.F. King at +1 (888) 644-6071 (toll-free), +1 (212) 269-5550 (collect) or stoneco@dfking.com.

Under no circumstances shall this document constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of the Company, the guarantors or any of their affiliates in the United States or in any other jurisdiction. The Tender Offer and the Consent Solicitation is not being made to, nor will the Company accept tenders of Notes from, Holders in any jurisdiction in which the Tender Offer and the Consent Solicitation would not be in compliance with the securities or blue-sky laws of such jurisdiction.

Important Notice Regarding Forward-Looking Statements

This document contains forward-looking statements. Forward-looking statements are information of a non-historical nature or that relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described in this press release will be consummated or as to the ultimate terms of any such transactions. Neither the Company nor the guarantors undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

Disclaimer

This document must be read in conjunction with the Offer to Purchase and Consent Solicitation. This press release and the Offer to Purchase and Consent Solicitation contain important information that must be read carefully before any decision is made with respect to the Tender Offer and the Consent Solicitation. If any Holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, from its attorney, accountant or other independent financial or legal adviser. None of the Company, the guarantors, the Dealer Managers and Solicitation Agents, the Tender and Information Agent or any affiliate of such persons expresses any opinion as to whether the terms of the Tender Offer are fair to any Holder. Holders must make their own decision as to whether to tender and deliver Consent with respect to any Notes and, if so, the principal amount of Notes to tender.

About Stone

Stone is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Contact:

Investor Relations
investors@stone.co